Exhibit 12.1

EATON VANCE CORP.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

	Three Months Ended January 31, 2017	Year Ended October 31,					Three Months Ended January 31, 2017 Pro Forma(2)	Year Ended October 31, 2016 Pro Forma(2)
(in thousands, except ratios)		2016	2015	2014	2013	2012
Pretax income, excluding equity in earnings of unconsolidated affiliates	$98,583	$408,052	$369,384	$491,149	$359,453	$403,738	$100,021	$413,802
Add: Fixed Charges	9,140	36,475	36,517	36,787	40,375	40,752	7,702	30,725
Distributed earnings of equity method investees	2,905	11,460	15,908	16,079	16,869	11,369	2,905	11,460
Less: Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	3,703	23,250	8,096	11,537	12,265	41,437	3,703	23,250

Earnings as adjusted	$106,925	$432,737	$413,713	$532,478	$404,432	$414,422	$106,925	$432,737

Fixed Charges:
Interest expense on indebtedness	$7,008	$28,031	$28,031	$28,031	$31,039	$32,500	$5,570	$22,281
Amortized premiums, discounts and capitalized expenses related to indebtedness	339	1,379	1,326	1,861	2,669	1,430	339	1,379
Portion of rents representative of an appropriate interest factor	1,793	7,065	7,160	6,895	6,667	6,822	1,793	7,065

Total Fixed Charges	$9,140	$36,475	$36,517	$36,787	$40,375	$40,752	$7,702	$30,725

Ratio of Earnings to Fixed Charges	11.70	11.86	11.33	14.47	10.02	10.17	13.88	14.08

(1)	These ratios include Eaton Vance and its consolidated subsidiaries. For purposes of calculating the ratio of earnings to fixed charges, earnings consist of pretax income less equity in earnings of unconsolidated affiliates, less net income attributable to non-controlling and other beneficial interests, plus fixed charges and distributed earnings of unconsolidated affiliates. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. We have assumed that one-third of rental expense is representative of the interest factor.
(2)	The ratio of earnings to fixed charges for the three months ended January 31, 2017 and fiscal year ended October 31, 2016 have been adjusted on a pro forma basis to give effect to the offer and sale of the $300 million aggregate principal amount of Eaton Vance Corp. 3.500% unsecured senior notes due April 6, 2027 and the use of the net proceeds to redeem all $250 million of outstanding aggregate principal amount of Eaton Vance Corp. 6.50% unsecured senior notes due October 2, 2017, as if such events occurred on January 31, 2017 and October 31, 2016, respectively.